UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2026

Commission File Number: 001-42767

J-Star Holding Co., Ltd.

(Registrant’s Name)

7/F-1, No. 633, Sec. 2, Taiwan Blvd.,

Xitun District, Taichung City 407,

Taiwan (R.O.C.)

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

As previously disclosed in the Current Reports on Form 6-K of J-Star Holding Co., Ltd. (the “Company”) filed with the U.S. Securities and Exchange Commission on December 16, 2025, the Company received a notification letter from the Listing Qualifications staff (the “Staff”) of The Nasdaq Stock Market LLC (“Nasdaq”) on December 12, 2025, notifying the Company that the minimum closing bid price per share for its Class A ordinary shares was below $1.00 for a period of 30 consecutive business days and, as a result, the Company did not meet the minimum bid price requirement as set forth in Nasdaq Listing Rule 5550(a)(2) (the “Bid Price Requirement”). Nasdaq provided the Company with a 180-calendar-day compliance period, or until June 10, 2026, to regain compliance.

On June 12, 2026, the Company received a delist determination from Nasdaq stating that, since the Company had not regained compliance with the Bid Price Requirement by June 10, 2026, the Company’s securities were subject to delisting unless the Company timely requested a hearing before an independent Hearings Panel (the “Panel”). In response to the determination, the Company submitted a hearing request, which stayed any suspension or delisting action at least pending the hearing and the issuance of the Panel decision following the hearing on July 21, 2026.

On July 30, 2026, the Company was formally notified by Nasdaq that the Company had regained compliance with the Bid Price Requirement. The compliance determination further stated that the Company remains subject to a Mandatory Panel Monitor through July 30, 2027. If within the one-year monitor period the Company fails to evidence of compliance of any Listing Rules of Nasdaq (the “Nasdaq Listing Rules”), the Company will not be afforded a grace period otherwise available under the Nasdaq Listing Rules; rather, Staff will issue a delist determination.

On July 31, 2026, the Company issued a press release announcing that it has regained compliance with the Bid Price Requirement. A copy of the press release is attached hereto as Exhibit 99.1.

Exhibits.

The following exhibits are being filed herewith:

Exhibit No.	Description
99.1	Press Release, dated July 31, 2026

2

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

J-Star Holding Co., Ltd.

	By:	/s/ Jing-Bin Chiang
	Name:	Jing-Bin Chiang
	Title:	Chief Executive Officer

Date: August 3, 2026

3